PHYSICAL PROPERTY HOLDINGS INC.
23/F A1A Tower
No. 183 Electric Road, North Point
Hong Kong, People’s Republic of China

June 30, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D. C. 20549-7010

ATTN:        Jaime G. John
Staff Accountant

Re:              Physical Property Holdings Inc.
Form 10-K for the year ended December 31, 2007
Filed on April 14, 2008
File No. 000-26573

Ladies and Gentlemen:

Thank you for your comment letter dated June 6, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-K.  We have filed our revised Form 10-K/A of Physical Property Holdings Inc., a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

Comment No.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 3. Legal Proceedings, page 8

1.
We note your disclosure on page 8 regarding the letter you received from the Division of Enforcement dated October 22, 2007 and subsequent subpoena dated January 11, 2008. Your disclosure suggests that the scope of the letter and subpoena is limited to Score, Inc and certain individuals allegedly connected to Score One, Inc.  Please revise your disclosure to more accurately describe the scope of the letter dated October 22, 2007 and the subpoena dated January 11, 2008 and add disclosure noting that the information and documents requested relate to Physical Property Holdings, Inc. as well as Score One, Inc.

Response 1: We have amended the Form 10-K/A to clarify the nature of the letter dated October 22, 2007 and the subpoena dated January 11, 2008.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities, page 8

2.
Please revise your disclosure to note that your common stock was subject to an Order of Suspension of Trading dated December 19, 2007 and that your common stock is not currently listed on any U.S. Trading market.

Response 2: We have revised the disclosure to include the Order of Suspension of Trading and point out that the Company’s common stock is quoted for trading on the OTC Bulletin Board.

Financial Statements and Notes

Consolidated Statement of Cash flows, page 18

3.
Please advise us the nature of the amounts disclosed as Due from a stockholder within investing activities and explain why these amounts are included within investing versus financing activities per paragraph 18 of SFAS 95.

Response 3: The amount due from a stockholder as disclosed within investing activities represents repayment made to the stockholder.  Since the amount is not related to obtaining resources from the stockholder and after accepting the comment on this matter from your Branch Chief, Ms. Linda Cvrkel dated June 20, 2005, the amount has been classified as investment activities since 2005.

Note 2.  Basis of presentation, page 20

4.
We note in your footnote disclosure that you restated the comparative figures of 2005 and 2006 in your financial statements in connection with the Share Exchange Agreement.  Please clarify your basis in GAAP for the restatement and whether this was accounted for as a merger of entities under common control.  If so, please advise us why the equity does not appear to be restated to show the entities combined as of the earliest period. In addition, please explain how you determined the value ascribed to the shares recorded in the transaction. We note for the portion of shares issued to settle outstanding liabilities of Ableforce, the stock was valued at HK$1.4 per share. Tell us your basis in GAAP for your accounting treatment and explain why the share issuance for the Ableforce liabilities is accounted for separately from the acquisition.

Response 4: The transactions have been accounted for as a merger of entities under common control in accordance with SFAS 141 and EITF Abstracts Issue No. 02-05.  The assets and liabilities of Ableforce have been incorporated into the financial statements as of the earliest period by restatement of the comparative figures in 2005 and 2006.  This accounting treatment could be reflected by the fact that HK$6,598,000, HK$8,966,000 and HK$2,368,000 of assets, liabilities and accumulated loss, respectively, of Ableforce have been combined into the 2006 figures in the Form 10-K of 2007 which had not been included in the Form 10-K of 2006 filed on April 16, 2007.  Meanwhile, since Ableforce is treated as if it has been the Company’s subsidiary as of the earliest period, its share capital (of US$1) is eliminated on consolidation for all periods presented.  Therefore, no change in common stock would arise from the merger accounting of Ableforce.

The HK$1.4 per share ascribed to the 3,328,070 shares issued for repayment of amount due to a stockholder was arrived at by reference to the book value of the amount due to the stockholder as of the date of the transaction.

On the other hand, Ableforce has been accounted for under the merger method of accounting, whose assets and liabilities have already been incorporated in the financial statements as of the earliest period (as mentioned in the preceding paragraph).  Under such circumstances, the 12,000,000 shares issued in 2007 in exchange for Ableforce does not result in any additions of assets or settlements of liabilities during the financial year 2007.  Therefore, zero value was ascribed to the 12,000,000 shares issued.

5.
We note that prior to the Share Exchange Agreement, the financial statements of Physical Spa & Fitness and Ableforce included going concern disclosure in the footnotes and the independent auditor opinion.  Please advise us your consideration of your status as a going concern given your disclosure elsewhere in your document that you may rely upon capital infusions from Mr. Luk in the event your revenue is insufficient to cover your operating costs.

Response 5: The Company has assessed its ability to operate as a going concern and recognized that the loss from its property business mainly arose from certain non-cash items such as depreciation and amortization of consultancy fees from the issuance of stock.  In addition, the Company is generating net cash from operations during the year as well as having net current assets and net assets as of December 31, 2007.  Furthermore, the market value of the properties owned by the company is well above their carrying amount as stated in the financial statements.  Taken these factors into account, we consider that there would be no substantial doubt over the Company’s ability to operate as a going concern. The disclosure regarding Mr. Luk’s capital infusion as mentioned in the “Item 1 Business” section was only to show the stockholder’s intention to provide continuous support to the Company’s operations as an additional comfort to the users of the document.

Item 9AT.  Controls and Procedures, page 29

6.
The disclosure in paragraph (a) of this item indicates that management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007. Please provide additional information regarding your conclusions, including the material weaknesses identified and your plans for remediation. Also please clarify what consideration you gave to disclosing this information within Item 9AT. Refer to Item 308T of Regulation S-K.

Response 6: The disclosure in Item 9AT that management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007 was an inadvertent error. Management believes that its internal control over financial reporting was effective as of December 31, 2007, and the insertion of the word “not” was simply a mistake. This is consistent with Item 9A in which management stated that its disclosure controls and procedures, although a slightly different emphasis, as required by Exchange Act Rule 13a-15(b), are effective as of the end of the period covered by the 2007 Form 10-K. We have corrected this error in the Form 10-K/A filing by removing the word “not” where it was not meant to be inserted, and regret any confusion on this subject.

Certifications

7.
We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include the identification of the certifying individual at the beginning of the certification, also include the title of the certifying individual, replacing the word “report” with “annual report” in paragraphs 2 and 3, omission of introductory language referring to internal control over financial reporting in paragraph 4, omission of paragraph 4(b) and the omission of the word “adversely” in paragraph 5(a).  Please amend your annual report to file two separate certifications signed by your Chairman and Chief Executive Officer and your Chief Financial Officer in the exact form outlined in Item 601(b)(31)(i) of Regulation S-K.

Response 7: We have filed certifications that conform with Item 601(B)(31)(i) in our Form 10-K/A.

In connection with responding to these comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures